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United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-6010

Attention:	Jeffrey P. Riedler, Assistant Director
James Rosenberg, Senior Assistant Chief Accountant
Johnny Gharib
Dana Hartz

Re:	Avalanche Biotechnologies, Inc.
Registration Statement on Form S-1
Filed July 3, 2014
CIK No. 333-197133

Ladies and Gentlemen:

On behalf of Avalanche Biotechnologies, Inc. (the “Company”), we are hereby submitting Amendment No. 2 (“Amendment No. 2”) to Registration Statement on Form S-1 (File No. 333-197133) (“Registration Statement”) which the Company first filed publicly with the U.S. Securities and Exchange Commission (the “Commission”) on June 30, 2014 and amended on July 3, 2014 (“Amendment No. 1”). Amendment No. 2 has been revised to reflect the Company’s responses to the comment letter to Amendment No. 1 received on July 16, 2014 from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes ten copies of Amendment No. 2, five of which have been marked to show changes from Amendment No. 1, as well as a copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

Prospectus Summary

Strategy, page 3

1.	We note your response to our prior comment 6. Additionally, please provide the percentage of the $6.0 billion of Lucentis and EYLEA sales attributable to the treatment of wet AMD.

July 18, 2014

Response: In response to the Staff’s comment, the Company has revised Amendment No. 2 to disclose in each instance where the $6.0 billion sales figure is provided that the Company believes that 65% to 80% of the $6.0 billion of sales is attributable to the treatment of wet AMD.

Risks Associated with Our Business, page 4

2.	We note your response to our prior comment 11. Please revise your disclosure in the ninth bullet point to state specifically that Chiron and Regents are co-owners of the technology which you license from Regents. In this regard, please also disclose that Regents has licensed its interest in such patent rights to you, and therefore, you share the intellectual property rights with Chiron.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 5 of Amendment No. 2 as requested.

Capitalization, page 51

3.	We acknowledge your response to prior comment 13. We believe, however, that you should remove herein and elsewhere in the filing the pro forma effect of the $8.0 million received in connection with the research and license agreement entered into with Regeneron in May 2014. Alternatively, demonstrate to us:

•	that this cash receipt relates to a sale of assets for which you have no continuing involvement;

•	that you are not committed to expend cash or other resources under the agreement; and

•	how this transaction is different from other transactions subsequent to the latest balance sheet for which you have received and spent cash in the normal course.

Response: In response to the Staff’s comment, the Company has removed the referenced $8.0 million payment from the presentations of the Company’s pro forma capitalization and pro forma balance sheet as requested.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 470-4809, by fax at (650) 463-2600 or by email at benjamin.potter@lw.com or contact Robert Phillips by telephone at (650) 463-3051, by fax at (650) 463-2600 or by email at robert.phillips@lw.com with any questions or comments regarding this correspondence.

July 18, 2014

Very truly yours,

/s/ Benjamin A. Potter Benjamin A. Potter of LATHAM & WATKINS LLP

cc:	Thomas W. Chalberg, Jr., Ph.D., Avalanche Biotechnologies, Inc.
Linda C. Bain, Avalanche Biotechnologies, Inc.
Alan C. Mendelson, Esq., Latham & Watkins LLP
Robert W. Phillips, Esq., Latham & Watkins LLP
Eric W. Blanchard, Esq., Covington & Burling LLP